UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ICAGEN, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45104P104
(CUSIP Number)
August 13, 2007
(Date of Event Which Requires Filing of this Statement)
Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45104P104	Page	2	of	4

1	NAME OF REPORTING PERSONS Dennis B. Gillings Ph.D. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF, PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		124,722(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,823,200(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,722(1)

WITH	10	SHARED DISPOSITIVE POWER

1,823,200(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,947,922

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.78%(3)

14	TYPE OF REPORTING PERSON (See Instructions)

IN
(1) Includes 105,138 shares of Icagen, Inc. (the "Issuer") common stock ("Common Stock") directly owned by the Reporting Person as well as 19,584 shares beneficially owned pursuant to options that are exercisable within 60 days.
(2) Includes 1,577,371 shares of Common Stock as well as 245,829 shares of Common Stock issuable with respect to warrants that are currently exercisable, in each case owned by PharmaBio Development, Inc. d/b/a NovaQuest ("NovaQuest"), a wholly owned subsidiary of Quintiles Transnational Corp. ("Quintiles" ). The boards of directors of each of NovaQuest and Quintiles share voting and dispositive power over the shares held by NovaQuest and would share voting and dispositive power of the underlying shares beneficially owned pursuant to the warrants. The Reporting Person is executive chairman and chief executive officer of each of Quintiles and NovaQuest, but disclaims beneficial ownership of any shares or warrants held by NovaQuest, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13(d), Section 13(g), or Section 16 of the Securities Exchange Act of 1934, or for any other purpose.
(3) Calculated based on 40,733,948 shares of outstanding Common Stock on October 31, 2007, as reported in the Issuer's Form 10-Q for the period ending September 30, 2007 and filed with the Securities and Exchange Commission ("SEC") on November 5, 2007.

CUSIP No.	45104P104	Page	3	of	4
Explanatory Note
     Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned herby amends the Schedule 13D originally filed by the Reporting Person on February 15, 2007 relating to the common stock, $0.001 par value per share (the “Common Stock”) of Icagen, Inc. (the “Issuer”). This is the final amendment to this Schedule 13D and an exit filing for the Reporting Person.
Item 1. Security and Issuer
     No material change.
Item 2. Identity and Background
     No material change.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     No material change.
Item 5. Interest in Securities of the Issuer
     Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, the Reporting Person is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 2 of this Schedule 13D. In addition, the number of shares as to which the Reporting Person has sole or shared voting power and sole or shared dispositive power is listed on lines 7-10 of Page 2 of this Schedule 13D. Due to an increase of the Issuer’s outstanding Common Stock on August 13, 2007 (as reported in the notes to the Issuer’s financial statements in the Issuer’s Quarterly Report on Form 10-Q for the period ending September 30, 2007), the Reporting Person ceased to be the beneficial owner of more than 5% of Common Stock of the Issuer on August 13, 2007.
     The Reporting Person disclaims beneficial ownership of any shares or warrants held by NovaQuest, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13(d), Section 13(g), or Section 16 of the Securities Exchange Act of 1934, or for any other purpose.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Material to be Filed as Exhibits
None.
[remainder of page left intentionally blank]

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 1, 2008
Date

/s/ Dennis B. Gillings, Ph.D., by Cynthia M. Roberts, Attorney-in-Fact
Signature

Dennis B. Gillings, Ph.D., by Cynthia M. Roberts, Attorney-in-Fact
Name/Title